AMBIPAR EMERGENCY RESPONSE
Avenida Angelica No. 2346, 5th Floor

São Paulo, SP – Brazil 01228-200

August 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ambipar Emergency Response

Registration Statement on Form F-1

File March 13, 2023, as amended

File No. 333-270493

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Ambipar Emergency Response (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1, as amended (File No. 333-270493), be accelerated by the Securities and Exchange Commission so that it will become effective at 4:00 p.m., Eastern Time, on August 25, 2023, or as soon as practicable thereafter.

Please contact Grenfel S. Calheiros at +1-212-455-2295, +55 (11) 3546-1011 or gcalheiros@stblaw.com, or Mark Brod at +1-212-455-2163 or mbrod@stblaw.com with any questions you may have concerning this request, and please notify Mr. Calheiros or Mr. Brod when this request for acceleration has been granted.

[Signature Page Follows]

Very truly yours,

AMBIPAR EMERGENCY RESPONSE

By:	/s/ Thiago da Costa Silva
Name: Thiago da Costa Silva
Title: Director